Exhibit 99.1

ASUR Announces Total Passenger Traffic for May 2021

Compared with pre-pandemic levels of May 2019, passenger traffic declined 13.2% in Mexico and 36.3% in Colombia, and increased 15.4% in Puerto Rico

MEXICO CITY, June 7, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for May 2021 reported a YoY recovery of 0.6 million passengers reaching a total of 4.0 million passengers, up from 0.2 million in May 2020. This is still below the 4.6 million passengers reported in May 2019 reflecting overall lower travel demand and restrictions in certain countries worldwide to contain the spread of the COVID-19 virus.

When compared to pre-pandemic levels of May 2019, passenger traffic declined 13.2% in Mexico and 36.3% in Colombia, while traffic in Puerto Rico increased 15.4%.

This announcement reflects comparisons between May 1 through May 31, 2021, from May 1 through May 31, 2020 and May 1 through May 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		May			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Mexico		2,848,990	96,777	2,473,236	2,455.6	(13.2)	14,563,229	8,246,437	9,742,058	18.1	(33.1)
Domestic Traffic		1,466,844	88,253	1,302,835	1,376.3	(11.2)	6,477,882	3,745,362	5,322,611	42.1	(17.8)
International Traffic		1,382,146	8,524	1,170,401	13,630.7	(15.3)	8,085,347	4,501,075	4,419,447	(1.8)	(45.3)
San Juan, Puerto Rico		776,383	79,906	896,041	1,021.4	15.4	3,829,801	2,328,108	3,426,475	47.2	(10.5)
Domestic Traffic		693,694	78,477	862,941	999.6	24.4	3,437,127	2,121,525	3,305,765	55.8	(3.8)
International Traffic		82,689	1,429	33,100	2,216.3	(60.0)	392,674	206,583	120,710	(41.6)	(69.3)
Colombia		941,985	1,779	600,040	33,629.1	(36.3)	4,578,218	2,672,506	3,001,934	12.3	(34.4)
Domestic Traffic		798,142	875	483,454	55,151.9	(39.4)	3,898,187	2,273,180	2,602,251	14.5	(33.2)
International Traffic		143,843	904	116,586	12,796.7	(18.9)	680,031	399,326	399,683	0.1	(41.2)
Total Traffic		4,567,358	178,462	3,969,317	2,124.2	(13.1)	22,971,248	13,247,051	16,170,467	22.1	(29.6)
Domestic Traffic		2,958,680	167,605	2,649,230	1,480.6	(10.5)	13,813,196	8,140,067	11,230,627	38.0	(18.7)
International Traffic		1,608,678	10,857	1,320,087	12,058.9	(17.9)	9,158,052	5,106,984	4,939,840	(3.3)	(46.1)

Mexico Passenger Traffic
		May			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,466,844	88,253	1,302,835	1,376.3	(11.2)	6,477,882	3,745,362	5,322,611	42.1	(17.8)
CUN	Cancun	792,854	41,255	797,780	1,833.8	0.6	3,437,052	1,902,083	3,258,643	71.3	(5.2)
CZM	Cozumel	20,852	151	10,667	6,964.2	(48.8)	79,459	37,900	46,321	22.2	(41.7)
HUX	Huatulco	67,938	2	57,450	2,872,400.0	(15.4)	302,344	148,644	217,503	46.3	(28.1)
MID	Merida	226,763	13,808	153,383	1,010.8	(32.4)	1,017,510	616,337	635,541	3.1	(37.5)
MTT	Minatitlan	12,453	1,058	9,196	769.2	(26.2)	58,497	31,647	37,161	17.4	(36.5)
OAX	Oaxaca	83,500	6,002	69,216	1,053.2	(17.1)	385,773	275,758	267,496	(3.0)	(30.7)
TAP	Tapachula	31,163	5,551	34,527	522.0	10.8	150,177	110,371	150,254	36.1	0.1
VER	Veracruz	122,445	11,338	91,952	711.0	(24.9)	555,526	328,725	374,773	14.0	(32.5)
VSA	Villahermosa	108,876	9,088	78,664	765.6	(27.7)	491,544	293,897	334,919	14.0	(31.9)
International Traffic		1,382,146	8,524	1,170,401	13,630.7	(15.3)	8,085,347	4,501,075	4,419,447	(1.8)	(45.3)
CUN	Cancun	1,327,014	7,355	1,095,433	14,793.7	(17.5)	7,594,936	4,165,482	4,159,275	(0.1)	(45.2)
CZM	Cozumel	19,919	167	35,147	20,946.1	76.4	202,711	128,789	126,938	(1.4)	(37.4)
HUX	Huatulco	2,891	-	1,378	-	(52.3)	97,694	77,302	8,208	(89.4)	(91.6)
MID	Merida	13,645	191	17,553	9,090.1	28.6	90,278	61,361	55,885	(8.9)	(38.1)
MTT	Minatitlan	659	3	461	15,266.7	(30.0)	3,035	1,943	2,106	8.4	(30.6)
OAX	Oaxaca	9,737	79	10,517	13,212.7	8.0	56,587	40,255	32,196	(20.0)	(43.1)
TAP	Tapachula	914	73	657	800.0	(28.1)	5,156	3,546	2,628	(25.9)	(49.0)
VER	Veracruz	5,627	105	6,673	6,255.2	18.6	26,784	15,768	23,706	50.3	(11.5)
VSA	Villahermosa	1,740	551	2,582	368.6	48.4	8,166	6,629	8,505	28.3	4.2
Traffic Total Mexico		2,848,990	96,777	2,473,236	2,455.6	(13.2)	14,563,229	8,246,437	9,742,058	18.1	(33.1)
CUN	Cancun	2,119,868	48,610	1,893,213	3,794.7	(10.7)	11,031,988	6,067,565	7,417,918	22.3	(32.8)
CZM	Cozumel	40,771	318	45,814	14,306.9	12.4	282,170	166,689	173,259	3.9	(38.6)
HUX	Huatulco	70,829	2	58,828	2,941,300.0	(16.9)	400,038	225,946	225,711	(0.1)	(43.6)
MID	Merida	240,408	13,999	170,936	1,121.1	(28.9)	1,107,788	677,698	691,426	2.0	(37.6)
MTT	Minatitlan	13,112	1,061	9,657	810.2	(26.3)	61,532	33,590	39,267	16.9	(36.2)
OAX	Oaxaca	93,237	6,081	79,733	1,211.2	(14.5)	442,360	316,013	299,692	(5.2)	(32.3)
TAP	Tapachula	32,077	5,624	35,184	525.6	9.7	155,333	113,917	152,882	34.2	(1.6)
VER	Veracruz	128,072	11,443	98,625	761.9	(23.0)	582,310	344,493	398,479	15.7	(31.6)
VSA	Villahermosa	110,616	9,639	81,246	742.9	(26.6)	499,710	300,526	343,424	14.3	(31.3)

Us Passenger Traffic, San Juan Airport (LMM)
		May			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
SJU Total		776,383	79,906	896,041	1,021.4	15.4	3,829,801	2,328,108	3,426,475	47.2	(10.5)
Domestic Traffic		693,694	78,477	862,941	999.6	24.4	3,437,127	2,121,525	3,305,765	55.8	(3.8)
International Traffic		82,689	1,429	33,100	2,216.3	(60.0)	392,674	206,583	120,710	(41.6)	(69.3)

Colombia Passenger Traffic Airplan
		May			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		798,142	875	483,454	55,151.9	(39.4)	3,898,187	2,273,180	2,602,251	14.5	(33.2)
MDE	Rionegro	578,881	153	316,399	206,696.7	(45.3)	2,817,461	1,623,314	1,731,996	6.7	(38.5)
EOH	Medellin	84,467	509	64,425	12,557.2	(23.7)	419,264	243,112	330,195	35.8	(21.2)
MTR	Monteria	78,531	101	65,195	64,449.5	(17.0)	390,782	259,479	345,768	33.3	(11.5)
APO	Carepa	19,407	5	15,381	307,520.0	(20.7)	85,495	50,421	74,588	47.9	(12.8)
UIB	Quibdo	29,960	98	19,600	19,900.0	(34.6)	147,174	83,585	104,779	25.4	(28.8)
CZU	Corozal	6,896	9	2,454	27,166.7	(64.4)	38,011	13,269	14,925	12.5	(60.7)
International Traffic		143,843	904	116,586	12,796.7	(18.9)	680,031	399,326	399,683	0.1	(41.2)
MDE	Rionegro	143,843	904	116,586	12,796.7	(18.9)	680,031	399,326	399,683	0.1	(41.2)
EOH	Medellin	-					-
MTR	Monteria	-	-	-			-	-	-
APO	Carepa	-	-	-			-	-	-
UIB	Quibdo	-	-	-			-	-	-
CZU	Corozal	-	-	-			-	-	-
Traffic Total Colombia		941,985	1,779	600,040	33,629.1	(36.3)	4,578,218	2,672,506	3,001,934	12.3	(34.4)
MDE	Rionegro	722,724	1,057	432,985	40,863.6	(40.1)	3,497,492	2,022,640	2,131,679	5.4	(39.1)
EOH	Medellin	84467	509	64,425	12,557.2	(23.7)	419,264	243,112	330,195	35.8	(21.2)
MTR	Monteria	78,531	101	65,195	64,449.5	(17.0)	390,782	259,479	345,768	33.3	(11.5)
APO	Carepa	19,407	5	15,381	307,520.0	(20.7)	85,495	50,421	74,588	47.9	(12.8)
UIB	Quibdo	29,960	98	19,600	19,900.0	(34.6)	147,174	83,585	104,779	25.4	(28.8)
CZU	Corozal	6,896	9	2,454	27,166.7	(64.4)	38,011	13,269	14,925	12.5	(60.7)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR, Lic. Adolfo Castro , +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com